Mail Stop 4561

October 2, 2009

Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re:** **Electronic Arts, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed on May 22, 2009**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant